UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

NMF SLF I, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

None

(CUSIP Number)

Garon Meikle
Chief Financial Officer

UAW Retiree Medical Benefits Trust

1155 Brewery Park Blvd., Suite 400

Detroit, MI 48207

(313) 324-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW Retiree Medical Benefits Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 77,624,228
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 77,624,228

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,624,228
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.2%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW Chrysler Retirees Medical Benefits Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,449,443
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,449,443

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,449,443
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW Ford Retirees Medical Benefits Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,533,200
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,533,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,533,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW GM Retirees Medical Benefits Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,641,585
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,641,585

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,641,585
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hershel Harper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 77,624,228
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 77,624,228

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,624,228
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D

Item 1.  Security and Issuer.

This Amendment No. 12 (“Amendment No. 12”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on February 21, 2020, as amended by Amendment No. 1 on March 30, 2020, Amendment No. 2 on May 4, 2020, Amendment No. 3 on August 27, 2020, Amendment No. 4 on December 10, 2020, Amendment No. 5 on July 20, 2021, Amendment No. 6 on August 30, 2021, Amendment No. 7 on December 15, 2021, Amendment No. 8 on January 19, 2022, Amendment No. 9 on August 1, 2022, Amendment No. 10 on January 27, 2023, and Amendment No. 11 on July 28, 2023. This Amendment No. 12 relates to shares of common stock (the “Shares”) of NMF SLF I, Inc., a Maryland business development company (the “Issuer”). The Issuer’s principal executive offices are located at 787 Seventh Avenue, 48th Floor, New York, NY 10019.

This Amendment No. 12 is being filed solely to update the number of Shares stated to be outstanding as of July 20, 2023 as set forth in Item 5.

Item 4.  Purpose of Transaction.

On January 27, 2020, each Plan entered into a subscription agreement with the Issuer (the “Subscription Agreements”) pursuant to which the UAW Chrysler Retirees Medical Benefits Plan agreed to purchase Shares for an aggregate purchase price equal to $104,000,000, the UAW Ford Retirees Medical Benefits Plan agreed to purchase Shares for an aggregate purchase price equal to $163,000,000, and the UAW GM Retirees Medical Benefits Plan agreed to purchase Shares for an aggregate purchase price equal to $233,000,000. Such amounts are payable at such times and in such amounts as required by the Issuer, under the terms and conditions set forth in the Subscription Agreements.

On February 3, 2020, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 1,040,000 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 1,630,000 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 2,330,000 Shares..

On March 26, 2020, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 1,040,000 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 1,630,000 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 2,330,000 Shares.

On May 4, 2020, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 2,080,000 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 3,260,000 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 4,660,000 Shares.

On August 27, 2020, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 1,474,480 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 2,310,964 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 3,303,403 Shares.

On November 19, 2020, each Plan entered into a commitment update with the Issuer pursuant to which the UAW Chrysler Retirees Medical Benefits Plan increased its aggregate capital commitment to purchase Shares from $104,000,000 to $137,800,000, the UAW Ford Retirees Medical Benefits Plan increased its aggregate capital commitment to purchase Shares from $163,000,000 to $213,850,000, and the UAW GM Retirees Medical Benefits Plan increased its aggregate capital commitment to purchase Shares from $233,000,000 to $298,350,000. Such amounts are payable at such times and in such amounts as required by the Issuer, under the terms and conditions set forth in the Subscription Agreements.

On December 10, 2020, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 1,482,584 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 2,218,211 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 2,806,695 Shares.

On April 13, 2021, pursuant to a distribution reinvestment plan (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 167,726.57 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 260,393.92 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 363,638.35 Shares.

On July 13, 2021, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 197,548 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 306,691 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 428,292 Shares.

On August 30, 2021, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 2,814,856,.08 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 4,368,337.98 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 6,094,428.97 Shares.

On December 15, 2021, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 3,228,678.54 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 5,010,543.58 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 6,990,393.63 Shares.

On January 13, 2022, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 596,656 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 926,172 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 1,292,930 Shares.

On July 20, 2022, pursuant to distribution reinvestment plans (relating to distributions with record dates of March 30, 2022) (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 292,282 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 453,687 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 633,297 Shares.

On July 20, 2022, pursuant to distribution reinvestment plans (relating to distributions with record dates of June 29, 2022) (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 311,201 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 483,054 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 674,291 Shares.

On January 20, 2023, pursuant to distribution reinvestment plans (relating to distributions with record dates of September 29, 2022) (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 355,504 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 551,821 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 770,283 Shares.

On January 20, 2023, pursuant to distribution reinvestment plans (relating to distributions with record dates of December 30, 2022) (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 419,933 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 651,829 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 909,883 Shares.

On July 20, 2023, pursuant to distribution reinvestment plans (relating to distributions with record dates of March 30, 2023) (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 467,002 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 724,891 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 1,011,869 Shares.

On July 20, 2023, pursuant to distribution reinvestment plans (relating to distributions with record dates of June 29, 2023) (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 480,991 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 746,605 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 1,042,180 Shares.

The purpose of each transaction was to acquire securities of the Issuer for investment purposes.

The Issuer is a business development company. The Reporting Persons expect to continue to beneficially own, in the aggregate, greater than 94% of the Shares outstanding. The investment strategy and investment policy of the Issuer have been devised by, and will be implemented by, New Mountain Finance Advisers BDC, L.L.C. The Reporting Persons do not have any plans or proposals to make any changes to the Issuer’s investment policy.

The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of Shares to which this Amendment No. 12 relates is 77,624,228. Such aggregate number of Shares represents 94.2% of the common stock of the Issuer. The percentage reported in this Amendment No. 12 is calculated based upon 82,381,922 Shares stated to be outstanding as of July 20, 2023 as indicated by the Issuer.

(b) The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 16,449,443 Shares. Such Shares represent 20.0% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 25,533,200 Shares. Such Shares represent 31.0% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 35,641,585 Shares. Such Shares represent 43.3% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 77,624,228 Shares held by the Plans. Such Shares represent 94.2% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 77,624,228 Shares held by the Plans. Such Shares represent 94.2% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.

(c) Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

CUSIP No. None	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

UAW RETIREE MEDICAL BENEFITS TRUST

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

UAW CHRYSLER RETIREES MEDICAL BENEFITS PLAN

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

UAW FORD RETIREES MEDICAL BENEFITS PLAN

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

UAW GM RETIREES MEDICAL BENEFITS PLAN

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

HERSHEL HARPER

/s/ Hershel Harper